Scott Pueschel, P.C.

One New Hampshire Avenue, Suite 350

Pease International Tradeport

Portsmouth, NH 03801

603-373-2019 voice

603-433-6372 fax

spueschel@pierceatwood.com

www.pierceatwood.com

Admitted in: MA NH VA

October 2, 2008

BY ELECTRONIC SUBMISSION

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Environmental Power Corporation –Registration Statement on Form S-3
(SEC File No. 333-152807)

Ladies and Gentlemen:

Submitted herewith for filing on behalf of Environmental Power Corporation (the “Company”) is Amendment No. 2 to the Company’s Registration Statement on Form S-3 (SEC File No. 333-152807) (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of debt securities of the Company which may be offered from time to time on a delayed or continuous basis in an aggregate offering amount not to exceed $50,000,000. The purpose of the amendment is to make clear that the Registration Statement also covers such indeterminate number of shares of the Company’s Common Stock, $0.01 par value per share, as may be issued from time to time upon conversion of any convertible debt securities that the Company may issued pursuant to the Registration Statement.

Please do not hesitate to contact the undersigned should you have any questions regarding this filing.

Very truly yours,

/s/ Scott E. Pueschel
Scott Pueschel, P.C. Enclosure